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       As filed with the Securities and Exchange Commission on December __, 1998
                                              Registration No. 333-
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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
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                                     FORM 8-A
                              REGISTRATION STATEMENT

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------------
                            CELLNET DATA SYSTEMS, INC.
              (Exact name of Registrant as specified in its charter)
                            --------------------------

            Delaware                                        94-2951096
  (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                       Identification Number)


                                125 Shoreway Road
                              San Carlos, CA  94070
   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)
                            --------------------------

                                  John M. Seidl
                     President and Chief Executive Officer
                            CellNet Data Systems, Inc.
                                125 Shoreway Road
                              San Carlos, CA  94070
                                  (650) 508-6000
     (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            --------------------------

                                    Copies to:
                              Barry E. Taylor, Esq.
                             Trevor J. Chaplick, Esq.
                         Wilson Sonsini Goodrich & Rosati
                             Professional Corporation
                                650 Page Mill Road
                               Palo Alto, CA 94304
                                  (650) 493-9300
                            --------------------------

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /x/

     Securities Act registration statement file number to which this form
relates:                             (if applicable)
        ----------------------------

          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                         None

          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                           Preferred Share Purchase Rights
                           -------------------------------
                                   (Title of Class)



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ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On November 24, 1998 pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between CellNet Data Systems, Inc. (the "Company") and The Bank of New York, as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock, $0.001 par value per share ("Series A Preferred") for each outstanding share of Common Stock, $0.001 par value per share ("Common Stock"), of the Company. The dividend is payable on December 21, 1998 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $50.00 (the "Purchase Price"), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON STOCK CERTIFICATES

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders initially and the Rights will attach to and trade only together with the Common Stock. Accordingly, Common Stock certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

DISTRIBUTION DATE

     The Rights will separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) the close of business on the 10th day (or such later date as may be determined by a majority of the Board of Directors) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock, or
(ii) the close of business on the 10th business day (or such later date as may be determined by a majority of the Board of Directors) following the date that a tender or exchange offer is announced or made, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock. The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Stock issued prior to the Distribution Date will be issued with Rights. Common Stock issued after the Distribution Date (i) will be issued with Rights if such Common Stock is issued or sold (a) in connection with the exercise of any stock option, (b) under any employee benefit plan,
(c) upon the exchange of Funding Preferred Securities (as defined in the Rights Agreement), (d) upon a Warrant Exchange (as defined in the Rights Agreement), or (e) upon the exercise, conversion or exchange of other securities of the Company, and (ii) may be issued with such Rights in any other case if deemed necessary or appropriate by the Board of Directors unless and to the extent that, in each case, such issuance would create a significant risk of or result in material adverse tax consequences to the Company or to the person to whom such Rights Certificate would be issued or would create a significant risk of or result in such options' or employee plans' or arrangements' failing

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to qualify for otherwise available special tax treatment.  The Rights expire on the earliest of (a) November 24, 2008 (the "Final Expiration Date'), (b) the consummation of any of the following transactions (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company, or
(iii) the Company sells more than fifty percent (50%) of its assets or earning power, (c) the effective date of a redemption of the Rights determined by the Board of Directors, and (d) the time at which the Board of Directors orders an exchange of the Rights.

INITIAL EXERCISE OF THE RIGHTS

     Following the Distribution Date, and until one of the additional events described below, holders of the Rights will be entitled to receive, upon exercise and payment of the Purchase Price per Right, one one-thousandth of a share of the Series A Preferred. In the event that the Company does not have sufficient shares of Common Stock available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the shares of Common Stock issuable upon exercise of such Rights.

RIGHT TO BUY COMPANY COMMON STOCK

     Unless the Rights are earlier redeemed or have expired, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Stock then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

RIGHT TO BUY ACQUIRING COMPANY STOCK

     Similarly, unless the Rights are earlier redeemed or have expired, in the event that, after the Stock Acquisition Date (as defined below), (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company, or
(iii) the Company sells more than fifty percent (50%) of its assets or earning power, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

EXCHANGE PROVISION

     At any time after the acquisition by a Person of 15% or more of the Company's outstanding Common Stock and prior to the acquisition by such Person of 50% or more of the Company's outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right, subject to adjustment.

REDEMPTION

     At any time prior to the close of business on the earlier of (i) the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Share Acquisition Date") or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment, payable in cash or in shares of the Company's Common Stock.


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ADJUSTMENTS TO PREVENT DILUTION

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred, Common Stock, or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

CASH PAID INSTEAD OF ISSUING FRACTIONAL STOCK

     No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the date a person becomes an Acquiring Person without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, (iii) shorten or lengthen any time period thereunder, or
(iv) to change or supplement the provisions thereunder in any manner that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person); provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable or at any other time unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED

     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to 1,000 times the per share amount to be distributed to the holders of the Common Stock plus an amount equal to any accrued and unpaid dividends on such shares of Series A Preferred Stock. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which the Common Stock are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.


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CERTAIN ANTI-TAKEOVER EFFECTS

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. Because the Rights may be redeemed by the Company at $0.001 per Right on the earlier of the Share Acquisition Date or the Final Expiration Date of the Rights, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2.   EXHIBITS.

1. Form of Preferred Shares Rights Agreement dated as of November 24, 1998 between CellNet Data Systems, Inc. and The Bank of New York, including the Certificate of Designation, form of Rights Certificate, and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.


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                                      SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                CellNet Data Systems, Inc.


Date:  December 9, 1998         By: /s/ Paul G. Manca
                                    ------------------------------------------
                                    Paul G. Manca
                                    Vice President and Chief Financial Officer












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                                    EXHIBIT INDEX




    EXHIBIT                                                         SEQUENTIAL
    NUMBER                           EXHIBIT                         PAGE NO.
  ----------  --------------------------------------------------  ------------
       1 Form of Preferred Shares Rights Agreement dated as of November 24, 1998 between CellNet Data Systems,
              Inc. and The Bank of New York, including the
              Certificate of Designation, form of Rights
              Certificate, and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.











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